Mail Stop 3561

April 19, 2007

Mr. Philip J. Schoonover
President and Chief Executive Officer
Circuit City Stores, Inc.
9950 Maryland Drive
Richmond, Virginia 23233

   Re: **Circuit City Stores, Inc.**
      Form 10-K for Fiscal Year Ended February 28, 2006
      Filed May 15, 2006
      Form 10-Q for Fiscal Quarter Ended November 30, 2006
      Filed January 5, 2007
      Form 8-K Filed March 29, 2007
      Form 8-K Filed April 4, 2007
      File No. 1-5767

Dear Mr. Schoonover:

  We have reviewed your response letter dated March 16, 2007 and have the following comments. Where indicated, we think you should revise your disclosure in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended February 28, 2006

Note 19. Segment Information, page 56

1. We reviewed your response to comment three in our letter dated March 29, 2007 and note your proposed disclosure. Paragraph 37 of SAFS 131 requires disclosure of the dollar amounts of revenue from each group of similar products or services. Please revise your disclosure in future filings accordingly. In addition, please refer to your response to comment 16 from our letter dated February 29, 2007 included in your correspondence submitted on March 16, 2007. Given the significance of warranty revenue as a percentage of gross profit in relation to warranty revenue as a percentage of net sales, we would expect you include a discussion of the impact of warranty revenue on your operating results in satisfying the three principal objectives of management's discussion

and analysis of financial condition and results of operations as noted in SEC Release No. 33-8350 which are:

- o to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

- o to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

- o to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Please explain to us how management views the importance of warranties, as one of the many available solutions, to your performance as a multi-channel retailer. In that regard, we note your reference to extended warranties in the first risk factor on page 10. Please also explain to us in further detail why an informative discussion of warranties is not meaningful to investors and information that should be disclosed in satisfying the objectives of management's discussion and analysis.

Form 10-Q for Fiscal Quarter Ended November 30, 2006

Note 1. Basis of Presentation, page 6

2. We reviewed your response to comment four in our letter dated March 29, 2007. It appears to us that the income tax adjustment was quantitatively material to your interim results, was not of a normal recurring nature and should have been disclosed as required by paragraph (b)(8) of Rule 10-01 of Regulation S-X. Therefore, we reissue our previous comment. In future filings, please disclose in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown in interim financial statements.

Form 8-K Filed March 29, 2007

3. Please tell us whether the return of the management of 92 Rogers Plus(R) stores to Rogers Wireless involved a significant amount of assets and why the disposition is not required to be reported under Item 2.01 of Form 8-K and subject to the requirements of Item 9.01 of Form 8-K. In this regard, please provide us your significance tests. Refer to Rule 1-02(w) of Regulation S-X and Item 2.01 of Form 8-K.

Form 8-K Filed April 4, 2007

4.   We note that the percentages of domestic sales by category in Table 3 of Exhibit 99 exclude extended warranty and installation revenues. It appears that these statistical measures are non-GAAP measures as they are calculated using a financial measure that is not calculated in accordance with GAAP. Refer to Item 10(e) of Regulation S-K. Please tell us why you believe you have complied with the disclosure requirements of Regulation G. Otherwise, when publicly disclosing or releasing any material information that includes a non-GAAP financial measure, please provide:

   o   a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP; and

   o   a quantitative reconciliation of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure calculated and presented in accordance with GAAP.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter as a correspondence file on EDGAR.

        You may contact Ta Tanisha Meadows at (202) 551-3322, or in her absence, me at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        William H. Thompson
                                        Branch Chief